FORM 3
OMB Approval
OMB Number 3235-0104
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check if no longer subject to Section 16, Form 4 or Form 5,
       Obligation may continue.  See Instructions
_X_ Form 3 Holdings Reported
___ Form 4 Transaction

1. Name and Address of Reporting Person:                Janke, George
                                                        1201 US Highway 1, Suite 205
                                                         N. Palm Beach, FL   33408
2. Date of Event Requiring Statement:                   11/16/99
3. IRS or SSN of Reporting Person (Voluntary):
4. Issuer Name and Ticker or Trading Symbol:            Natural Solutions Corp.
5. Relation of Reporting Person to Issuer               XDirector
                                                        X10% owner
                                                        _ Officer (Title):
                                                        _ Other (Specify)
6. If Amendment, Date of Original:
7.     X Filed by One Reporting Person.
       _ Filed by more than One Reporting Person.

TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                   Common Stock                  Common Stock
2. Amount of Securities
   Beneficially Owned:                  4,885,400                     1,000
3. Ownership Form;
   Direct (D) or Indirect (I):          I                             I
4. Nature of Indirect
   Beneficial Ownership:                Trutee, Janke Family Trust    Trustee, George A.
                                                                      Janke Foundation
                                                                      for the Arts

*If the form is filed by more than one
Reporting Person, see instruction 5(b)(v) Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:                                     Option
2. Date Exercisable and Expiration Date:                              2/16/99
3. Title and Amount of Underlying Securities:                         150,000
4. Conversion or Exercise Price of Derivative
   Securities:                                                        $1.05
5. Ownership of Derivative Securities;   Direct (D) or Indirect (I):  D
6. Nature of Indirect Beneficial Ownership:

EXPLANATION OF RESPONSES:








/s/ George Janke                                     Date: January 17, 2000
--------------------------------------
George Janke
**Signature of Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).